

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2012

<u>Via Email</u>
Joseph Mangiapane Jr.
Chief Executive Officer
Rubicon Financial Incorporated
18872 MacArthur Blvd., First Floor
Irvine, California 92612

  Re: Rubicon Financial Incorporated
     Form 10-K
     Filed March 31, 2011
     File No. 000-29315

Dear Mr. Mangiapane:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Kevin Woody

        Kevin Woody
        Accounting Branch Chief